Mail Stop 3561

July 5, 2006

Via Fax & U.S. Mail

Mr. Gerard Charlier, President and CEO
Gaming Partners International Corporation
1700 South Industrial Road
Las Vegas, Nevada 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-23588**

Dear Mr. Charlier:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Note 11. Stock Option Programs and Warrants, page 58

1.   We note from Item 9A on page 65 that a material weakness in internal controls over share-based payment accounting was discovered in March 2006 and an adjustment recorded in year ended December 31, 2005 to properly use variable accounting for the outstanding options. Tell us why the probable outcome that the performance condition would be satisfied was not determinable prior to fiscal year 2005 supporting your recognition of compensation expense in fiscal 2005. Also tell us the literature that supports your accounting treatment. If variable accounting was required prior to 2005, please tell us what expense should have been recognized in each of 2002, 2003, 2004, and 2005 related to stock compensation, as appropriate. We may have further comments.

Note 14. Business segments, page 61

2.   In future filings, please provide the disclosures by product required by SFAS 131, paragraph 37. We note that you have provided this information in MD&A on page 24.

3.   In future filings, please revise your disclosure of long-lived assets by location to include all long-lived assets such as goodwill and intangibles in addition to property and equipment. Refer to paragraph 38b of SFAS 131.

Note 15. Pension Plan, page 63

4.   In future filings, please provide all applicable disclosures required by SFAS 132(R). In this regard, your future disclosures should include, but not be limited to, the disclosures required by paragraphs 5e, f, and g of SFAS 132(R).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Katherine Mathis at 202-551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief